Exhibit 99.1

China Sunergy Announces Third Quarter 2013 Financial Results

Company Raised Shipment Outlook

NANJING, China, December 5, 2013 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the third quarter ended September 30, 2013.

Mr. Stephen Cai, CEO of China Sunergy, commented, “As anticipated, our third quarter shipment volume slowed and gross margin decreased sequentially, due to the Company’s temporarily constrained working capital that required us to take on more OEM business.”

“Encouragingly, the tightened credit environment in China has improved in the fourth quarter, and we are once again able to secure additional working capital for operations and other initiatives. Additionally, we are glad to see a continuing positive momentum in the global markets, especially in Asia where favorable government policies and plans fuel strong demand growth.”

Third Quarter 2013 Financial Highlights

•	Total revenue was US$57.1 million, a decrease of 20.6% from US$71.9 million in the second quarter of 2013.

•	Shipments totaled 112.7MW, a decrease of 10.8% (13.7MW) from 126.4MW in the second quarter of 2013. Module shipments including 21.8MW module processed under OEM arrangements were 112.2MW, or 99.6% of total shipments.

•	Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.62 per watt, a decrease of 1.6% from US$0.63 in the second quarter of 2013.

•	Conversion cost for cells was US$0.15 per watt, unchanged from the prior quarter. Conversion cost for modules was US$0.22 per watt, an increase of two cents from US$0.20 in the second quarter of 2013.

•	Gross profit was US$1.7 million, and gross margin was 3.0%, compared with gross profit of US$6.7 million and gross margin of 9.3% in the second quarter of 2013. Non-GAAP[1] gross profit was US$2.6 million, and Non-GAAP gross margin was 4.6%.

•	Net loss attributable to ordinary shareholders was US$13.2 million, compared with US$1.4 million in the second quarter of 2013. Non-GAAP net loss attributable to ordinary shareholders was US$11.0 million.

•	Net loss attributable to ordinary shareholders per ADS was US$0.99, compared with US$0.11 in the second quarter of 2013.Non-GAAP net loss attributable to ordinary shareholders per ADS was US$0.83.

•	Operating cash inflow was US$16.4 million, compared to net cash inflow of US$6.3 million in the second quarter of 2013.

•	Cash, cash equivalents and restricted cash totaled US$216.4 million, as of September 30, 2013.

1 China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” at the end of this press release.

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Third Quarter 2013 Financial Review

Total Revenue and Shipments

For the third quarter of 2013, total revenue was US$57.1 million, a decrease of 20.6% from the second quarter of 2013, primarily due to a combination of lower shipments and ASP.

Total shipments for the third quarter of 2013 were 112.7MW, a decrease of 10.8% from the second quarter of 2013. Including module processed under OEM arrangements, Asia contributed 63.2% of the total shipment in the third quarter of 2013, with India, China and Japan accounting for 24.0%, 23.1%, and 16.1% of total revenue, respectively.

ASP

Module ASP for the third quarter was US$0.62 per watt, which decreased by one cent or 1.6% compared with that of the last quarter. The lower module ASP was primarily due to increased shipments to lower-priced regions during the quarter.

Wafer and Conversion Costs

Blended wafer costs in the third quarter of 2013 were US$0.22 per watt, which was one cent or 4.3% lower than those of the last quarter. Conversion costs of cells and modules manufactured in the third quarter of 2013 were US$0.15 and US$0.22 per watt, respectively. The increase of conversion cost of modules was mainly due to higher conversion cost for the modules produced in the Company’s Turkey plant, which commenced mass production in the third quarter.

Gross Profit and Gross Margin

Gross profit for the third quarter was US$1.7 million, and gross margin was 3.0%, compared to gross margin of 9.3% for the second quarter of 2013. Due to a combination of higher solar module inventory and lower ASP, inventory provision increased to approximately US$0.9 million from US$12,000 in the prior quarter. Excluding the inventory provision, non-GAAP gross profit was US$2.6 million, and non-GAAP gross margin was 4.6% in the third quarter of 2013.

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The sequential decrease in gross margin in the third quarter of 2013 was primarily attributable to decreased ASP of solar modules, increased shipment of OEM business, increased inventory provision, and higher conversion cost.

Operating Expense, Operating Profit/Loss and Net Income/Loss

Operating expenses increased to US$14.8 million in the third quarter of 2013, from US$11.2 million in the second quarter of 2013. The increase in operating expenses was mainly attributable to an increase of US$3.4 million in general and administrative expenses, which included bad debt provisions of US$1.3 million in the third quarter of 2013, compared with a bad debt reversal of US$2.0 million in the second quarter of 2013.

Loss from operations increased to US$13.1 million in the third quarter of 2013, compared to US$4.6 million in the second quarter of 2013.

Correspondingly, net loss attributable to ordinary shareholders was US$13.2 million and non-GAAP net loss attributable to ordinary shareholders was US$11.0 million for the third quarter of 2013.

Amount Due from Related Parties

Amount due from related parties totaled US$99.8 million as of September 30, 2013, a decrease of US$32.3 million compared to US$132.1 million as of June 30, 2013. The decreased balance was mainly attributable to the Company’s collection of short-term advances.

During the second quarter of 2013, the Company provided short-term interest-free advances totaling US$44.3 million to one of the related companies, CEEG Nanjing Semi-Conductor Co. Ltd (“CEEG Semi-Conductor”). The short-term interest-free advances were provided to address liquidity pressure on CEEG Semi-Conductor and China Electric Equipment Group Co., Limited (“CEEG Group”), and in turn preserve China Sunergy’s credit and liquidity, as CEEG Group guaranteed most of the Company’s bank loans. As of October 30, 2013, CEEG Semi-Conductor had repaid all of the short-term interest-free non-trading advances.

Amount Due to Related Parties

Amount due to related parties totaled US$12.5 million as of September 30, 2013, a decrease of US$13.3 million compared to US$25.8 million as of the end of the second quarter.

Inventory

Inventories at the end of the third quarter of 2013 totaled US$65.6 million, an increase of US$19.1 million from the prior quarter, driven by increased purchase of raw materials and higher finished goods balance primarily due to increased production in September.

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Cash and Cash Flow

As of September 30, 2013, the Company had cash and cash equivalents of US$31.5 million, and restricted cash of US$184.9 million.

Operating cash inflow increased to US$16.4 million for the third quarter of 2013, compared with US$6.3 million in the second quarter of 2013, primarily driven by lower account receivables, higher advances from customers, and higher account payables.

Additional Company Updates Subsequent to Third Quarter 2013

•China Sunergy's Head of Research Wins 2013 ACAA/IELTS Australia China Alumni Awards: Dr. Aihua Wang, the Company’s Head of Research and Vice President received the 2013 ACAA/IELTS Australia China Alumni Awards for Research and Innovation. The award honors outstanding alumni of Australian universities and colleges, who have made significant contributions in their chosen field and are currently based in China.

•China Sunergy’s First Samples of High-Efficient QSAR II Module Passed Chemitox PID Test: the Company’s first samples of its new high-efficient QSAR II modules were successfully tested according to the Chemitox PID (potential-induced degradation) standards. Initial test shows that QSARII modules have the potential to not only fulfill the IEC 62804 standard but also can withstand the harshest simulated PID test conditions by Chemitox laboratory.

•China Sunergy’s “Made in Turkey” Modules Successfully Deployed: the first project that deploys the Company’s Turkey-produced modules was installed by KosiFranken solar on top of the Asfa school in Istanbul’s Üsküdar district. The 66 KW system targets to produce up to 75 MWh per year, out of which up to 70% will be connected to the grid.

Business Outlook

Mr. Cai continued, “We are thrilled to witness the recent positive policies and incentives for the solar industry enacted by China’s central and provincial governments that boosted local banks’ confidence and support. At the same time, China Sunergy is progressively moving back on track, as we secure additional working capital and further enhance operations through higher production efficiency and more disciplined cost and expense controls. As such, we are optimistic that China Sunergy will capture additional market opportunities and gain greater operational scale.”

Reflecting its improved working capital and stronger-than-expected OEM shipments, the Company estimates that the total shipment for the fourth quarter of 2013 will range from 158MW to 168MW, including approximately 40MW of solar module processed under OEM arrangements. Gross margin for the fourth quarter of 2013 is expected to be mid-single digit.

Correspondingly, the Company raised its full-year 2013 total shipment estimates to range between 500MW to 510MW, from the prior range of 440MW to 480MW.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

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Conference Call

China Sunergy’s management will host an earnings conference call on December 5, 2013 at 8:00 a.m. Eastern Time (December 5, 2013 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the third quarter 2013, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	+65 6723 9381
China:	800 819 0121(Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 2475 0994

Please ask to be connected to Third Quarter 2013 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 14186963.

China Sunergy will also broadcast a live audio webcast of the conference call. The webcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.csun-solar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 855 452 5696
International:	+61 2 8199 0299

The passcode for replay participants is: 14186963. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

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Investor and Media Contacts:

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

China Sunergy Co., Ltd.

CSUN IR

Phone: + 86 25 5276 6666-6694

Email:IR@chinasunergy.com

Use of Non-GAAP Financial Measures

The Company has provided the three-month gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis, which excludes inventory and bad debt provisions. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to continue providing gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. Investors should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods in this press release.

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$’000, except ADS and per ADS data)

	For the 3 months ended
	Sept 30, 2013	Jun 30, 2013	Sept 30, 2012

Sales to third parties	56,224	71,823	58,024
Sales to related parties	860	85	1,458
Total sales	57,084	71,908	59,482
Cost of goods sold	(55,358)	(65,247)	(59,090)
Gross profit	1,726	6,661	392
Operating expenses:
Selling expenses	(4,841)	(4,610)	(5,403)
General and administrative expenses	(8,419)	(5,053)	(20,772)
Research and development expenses	(1,518)	(1,579)	(2,270)
Total operating expenses	(14,778)	(11,242)	(28,445)
Income(loss) from operations	(13,052)	(4,581)	(28,053)
Interest expense	(7,086)	(5,076)	(7,334)
Interest income	1,723	1,785	2,098
Other income/(expenses), net	3,577	7,451	8,043
Changes in fair value of derivatives	-	-	2
Income(loss) before income tax	(14,838)	(421)	(25,244)
Income tax benefit(expense)	1,249	(1,351)	2,022
Net income(loss)	(13,589)	(1,772)	(23,222)
Less: non-controlling interest	(413)	(361)

Net income (loss) attributable to ordinary shareholders	(13,176)	(1,411)	(23,222)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($0.99)	($0.11)	($1.74)
Diluted	($0.99)	($0.11)	($1.74)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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China Sunergy Co., Ltd

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In US$’000)

	For the 3 months ended
	Sept 30, 2013	Jun 30, 2013	Sept 30, 2012

Net income (loss)	(13,589)	(1,772)	(23,222)
Other comprehensive income
Foreign currency translation adjustments, net of tax impact nil for the three quarters ended Sept 30 ,2013,June 30, 2013, and Sept 30, 2012	(43)	853	(213)

Comprehensive income (loss)	(13,632)	(919)	(23,435)

Less:
Comprehensive loss attributable to noncontrolling interest	(413)	(361)	-
Comprehensive income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	(13,219)	(558)	(23,435)

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	Sept 30,2013	Jun 30, 2013	Sept 30,2012
Assets
Current Assets
Cash and cash equivalents	31,485	60,090	190,724
Restricted cash	184,943	159,666	248,393
Accounts receivable, net	67,556	78,173	121,081
Other receivable, net	18,081	22,583	19,075
Project assets	19,744	18,557	15,180
Inventories, net	65,622	46,484	56,106
Advance to suppliers, net	10,596	4,664	5,279
Amount due from related parties	99,791	132,101	50,057
Current deferred tax assets	1,816	1,579	13,722
Restricted cash-collateral account	-	3,131	1,625
Other current assets	-	-	54
Total current assets	499,634	527,028	721,296
Property, plant and equipment, net	219,786	219,727	183,015
Prepaid land use rights	27,870	28,218	28,771
Deferred tax assets	7,147	6,628	17,598
Interests in associates	413	-	-
Intangible assets	-	524	2,700
Amount due from related parties-non current	-	-	5,914
Other long-term assets	1,634	1,930	3,417
Total assets	756,484	784,055	962,711

Liabilities and equity
Current liabilities
Short-term bank borrowings	422,010	472,229	515,052
Accounts payable	127,383	126,837	70,185
Notes payable	36,499	20,326	48,488
Accrued expenses and other current liabilities	26,113	19,584	16,435
Income tax payable	2,629	3,473	82
Amount due to related parties	12,487	25,800	118,000
Collateral account payable	-	3,131	1,625
Convertible bond payable	-	-	1,500
Current deferred tax liability	60	219	295
Total current liabilities	627,181	671,599	771,662
Long-term debt	131,935	103,134	95,302
Accrued warranty costs	19,533	18,813	16,864
Other liabilities	9,686	9,046	3,343
Total liabilities	788,335	802,592	887,171

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of September 30, 2012 and December 31, 2011.	27	27	27
Additional paid-in capital	185,367	185,367	185,367
Accumulated profit(deficit)	(252,033)	(238,857)	(144,063)
Accumulated other comprehensive income	35,301	35,344	34,209
Total equity attributable to China Sunergy Co. Ltd.	(31,338)	(18,119)	75,540
Non-controlling interests	(513)	(418)	-
Total equity	(31,851)	(18,537)	75,540
Total liabilities and equity	756,484	784,055	962,711

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Reconciliation of Non-GAAP results of Operations Measures to the Nearest Comparable

GAAP Measures

(In US$’000)

	For the 3 months ended
	Sept 30, 2013	Jun 30, 2013	Sept 30, 2012

GAAP Gross Profit	1,726	6,661	392
Inventory Write Down	872	12	1,279
Non-GAAP Gross Profit	2,598	6,673	1,671

GAAP Net loss attributable to ordinary shareholders	(13,176)	(1,411)	(23,222)
Inventory Write Down	872	12	1,279
Bad Debts provision	1,271	(2,031)	12,320
Non-GAAP Net loss attributable to ordinary shareholders	(11,033)	(3,430)	(9,623)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	($0.83)	($0.26)	($0.72)
Diluted	($0.83)	($0.26)	($0.72)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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